EXHIBIT 99.1

B2Gold Announces Positive Results from its 2025 Exploration Program at the Back River Gold District; Drill Results Confirm Significant Resource Potential District Wide

VANCOUVER, British Columbia, March 25, 2026 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce positive exploration drilling results from the 2025 Back River Gold District exploration program in Nunavut, Canada. Results of the drilling program confirm the significant resource potential of the Back River Gold District, increase deposit knowledge, and support resource reclassification and overall mine planning. All dollar figures are in United States dollars unless otherwise indicated.

Back River Gold District Exploration Highlights

  Results from infill drilling at the Goose Mine Llama deposit confirm the continuity of high-grade gold mineralization is sufficient to upgrade portions of the resource previously classified as Inferred. Highlight intersections include:

    Drill hole 25GSE-702 returned 41.95 grams per tonne (“g/t”) gold over 13.70 meters (“m”) from 218.25 m;
    Drill hole 25GSE-715Z1 returned 17.95 g/t gold over 38.20 m from 501.10 m;
    Drill hole 25GSE-715Z3 returned 10.16 g/t gold over 19.50 m from 490.60 m;
    Drill hole 25GSE-720Z1 returned 19.74 g/t gold over 18.80 m from 513.60 m;
    Drill hole 25GSE-721Z2 returned 13.30 g/t gold over 21.85 m from 470.60 m;
    Drill hole 25GSE-736Z2 returned 12.35 g/t gold over 7.90 m from 413.33 m;
    Mining operations are currently ongoing at the Umwelt deposit (both open pit and underground), with Llama scheduled as the next deposit to be mined in the current Goose Mine life of mine plan;
      The existing Indicated Mineral Resource estimate at Llama is 3.04 million tonnes grading 7.72 g/t gold for a total of 760,000 ounces of gold; and
      The existing Inferred Mineral Resource estimate at Llama is 1.79 million tonnes grading 11.00 g/t gold for a total of 637,000 ounces of gold.

  Exploration drilling at the Nuvuyak deposit continued to intersect high-grade mineralization 1,000 m west and down plunge of the Goose Main deposit. Highlights include:

    Drill hole 25GSE700Z2 returned 6.65 g/t gold over 27.28 m from 1,017.05 m;

      This result demonstrates the continuity of high-grade zones within the Nuvuyak deposit by extending high-grade gold mineralization approximately 150 m to the north-northwest;
    These exploration results demonstrate the potential to further extend the mine life at the Goose Mine through the potential addition of the Nuvuyak deposit to the existing life of mine plan;
      Mining at Nuvuyak is not currently contemplated in the current Goose Mine life of mine plan, but remains a high-priority target based on drilling to date; and
      The existing Inferred Mineral Resource estimate at Nuvuyak is 2.63 million tonnes grading 8.26 g/t gold for a total of 700,000 ounces of gold.

See Figure 1 for an overview of the Back River Gold District properties.

Figure 1. Back River Gold District Properties.

2025 Back River Gold District Exploration Program Overview

B2Gold’s commitment to unlocking the exploration potential of the Back River Gold District in 2025 was underpinned by a significant total budget of $32 million and robust near-mine and regional exploration programs. Through the application of in-house geoscience, the Company strived to improve deposit knowledge, a primary objective of the 2025 program, and a critical step in the systematic investigation of both grassroots and near-mine targets. This work has contributed to the upgrade to Indicated resources, of an area previously classified as Inferred resources, and to the identification of new zones of mineralization warranting follow up exploration.

During the 2025 Back River Gold District exploration program, 28,599 m of drilling in 140 diamond drill holes were completed, inclusive of 19,736 m over 87 drill holes at the Goose Mine and near-mine targets, and 8,863 m over 53 drill holes across Back River Gold District regional targets. The 2025 Goose Mine and near-mine drill program was supported by a $21 million budget and prioritized:

  Tighter drill spacing at the Llama deposit enabling the upgrade of a portion of the underground Inferred Resources to Indicated Resources, enhancing confidence in deposit geometry;
  Drilling both down plunge and within areas of widely spaced drilling of resources at the Llama, Umwelt, and Nuvuyak deposits; and
  Drill testing newly identified targets, both near surface (Wing target) and deeper underground (Nuvuyak-Mammoth-Hook target area).

The Back River Gold District regional drill program (George, Boot, Boulder, Del and Needle), was supported by an $11 million budget and included:

  Follow up drilling of multiple targets identified during the 2024 summer program; and
  Ongoing surface exploration, including mapping, prospecting, geophysics, and till sampling to generate additional targets for follow up drilling in 2026.

2025 Goose Mine Exploration Program

The Goose Mine consists of six main deposits: Umwelt, Llama, Llama Extension, Goose Main, Echo, and Nuvuyak, predominantly hosted by geological structures in banded iron formation (“BIF”) along a strike length of approximately eight kilometers (“km”). The well-defined continuity of this distinctive host rock is prospective for upside to the known deposits, which are presently open-ended at depth. The detailed geological information derived from the 2025 drill program will inform the targeting of untested structural sites within the iron formation, further informing the Company’s deposit knowledge and enhancing the systematic investigation of district wide exploration targets. In 2025, 15,587 m were completed in 61 drill holes across the Goose Mine deposits and 4,138 m were completed in 26 drill holes across Goose Mine targets. Significant drill hole locations from the 2025 Goose Mine exploration program are shown on the map in Figure 2.

Figure 2. Goose Mine Drill Hole Locations.

At the Llama deposit, which outcrops 1,500 m north of the Umwelt deposit, 28 holes totaling 7,887 m were drilled in a campaign to upgrade and reclassify Inferred resources in specific areas immediately below and down plunge from the Llama open pit. Results were encouraging and demonstrate that high-grade mineralization continues at depth with results up to 17.95 g/t gold over 38.20 m from 501.10 m in drill hole 25GSE715Z1.

At the Nuvuyak deposit, inclusive of the Mammoth and Hook targets, a total of 4,510 m in seven drill holes was completed. Nuvuyak is located approximately 500 m west of and 1,000 m down plunge from the Goose Main deposit and demonstrates the potential for additional high-grade mineralization in the iron formation, along strike from known deposits and continuing at depth. Nuvuyak drilling highlights include encouraging results of 6.65 g/t gold over 27.28 m from 1,017.05 m in drill hole 25GSE700Z2. The existing Inferred Mineral Resource estimate at Nuvuyak is 2.63 million tonnes grading 8.26 g/t gold for a total of 700,000 ounces of gold.

B2Gold’s exploration team continues to deploy directional core drilling technology (“Devico”) to ensure accuracy and cost efficiency of strategic deep drilling at the Goose Mine. Devico drilling has been specifically implemented to increase confidence in geometry and continuity of high-grade resources that inform underground mine planning. Drilling utilizing this method has shown that the intersection of steeply dipping brittle-ductile high strain zones and fold-thickened BIF, such as that found at the Llama and Umwelt deposits, is the primary control on gold mineralization.

Significant 2025 drill results from the Llama and Nuvuyak deposits at the Goose Mine include:

Hole ID	Area	From (m)	To (m)	Length (m)	Au (g/t)	Au (g/t) Capped[1]
25GSE702	Llama	218.25	231.95	13.70	41.95	41.95
25GSE715Z1	Llama	501.10	539.30	38.20	17.95	13.81
incl.		505.55	508.90	3.35	54.39	28.42
and		519.60	524.95	5.35	32.95	25.16
25GSE715Z3	Llama	490.60	510.10	19.50	10.16	9.53
incl.		491.55	497.15	5.60	31.14	28.93
25GSE715Z4	Llama	512.50	521.70	9.20	31.15	22.68
incl.		513.45	515.03	1.58	54.95	39.19
and		518.13	520.80	2.67	69.88	50.00
25GSE717	Llama	460.90	471.85	10.95	5.80	5.80
incl.		464.97	467.45	2.48	21.36	21.36
25GSE717Z1	Llama	463.35	468.05	4.70	14.39	7.49
incl.		463.90	464.50	0.60	104.00	50.00
25GSE720	Llama	431.13	435.76	4.63	13.46	9.97
incl.		434.49	435.25	0.76	71.30	50.00
and		493.50	497.36	3.86	22.29	18.35
incl.		494.95	496.36	1.41	53.82	43.04
25GSE720Z1	Llama	513.60	532.40	18.80	19.74	16.37
incl.		513.60	516.35	2.75	31.46	26.56
and		525.25	530.30	5.05	46.30	36.43
25GSE721	Llama	469.85	473.70	3.85	33.03	20.25
25GSE721Z2	Llama	470.60	492.45	21.85	13.30	12.25
Incl.		478.90	488.50	9.60	27.39	25.01
25GSE721Z4	Llama	481.50	485.95	4.45	26.38	22.09
25GSE736	Llama	345.92	352.33	6.41	20.94	18.79
and		360.74	373.62	12.88	10.60	7.96
25GSE736Z1	Llama	395.07	411.57	16.50	29.64	10.44
incl.		399.62	401.37	1.75	229.23	48.18
incl.		408.38	409.93	1.55	34.56	34.56
25GSE736Z2	Llama	413.33	421.23	7.90	12.35	9.41
Incl		414.03	415.00	0.97	74.00	50.00
25GSE700Z2	Nuvuyak	1,017.05	1,030.69	27.28	6.65	6.65
25GSE724Z1	Nuvuyak	1,041.80	1,106.65	64.85	3.40	3.26
incl.	Nuvuyak	1,064.50	1,078.50	14.00	8.38	7.75
25GSE725Z1	Nuvuyak	435.85	447.80	11.95	3.50	3.50
incl.	Nuvuyak	445.05	447.10	2.05	13.26	13.26

Notes:

  Capped at 50 g/t gold.
  Drill intercepts are perpendicular to the zones so true widths are very similar to reported drill lengths.

See Figures 3 and 4 for the Llama and Nuvuyak long sections and significant intercepts and highlights.

Figure 3. Llama Deposit Long Section (facing northeast) and Significant Intersections.

Figure 4. Nuvuyak Deposit Long Section (facing north) and Significant Intersections.

A total of 4,148 m in 23 drill holes were drilled at near-mine exploration targets including Boomerang, Gosling, Goose Tail, Kogoyak, Radar, Slingshot, Wing DIF, and Wing.

At the Wing deposit, located proximal to Llama, drilling of 1,365 m in nine drill holes tested the potential for a small open pit resource. Drill hole 25GSE734 returned 8.33 g/t gold over 8.40 m from 74.60 m and drill hole 25GSE738 returned 13.41 g/t gold over 8.50 m from 32.60 m.

Significant 2025 drill results from the Wing deposit at the Goose Mine include:

Hole ID	Area	From (m)	To (m)	Length (m)	Au (g/t)	Au (g/t) Capped[1]
25GSE734	Wing	74.60	83.00	8.40	8.33	8.33
incl.	Wing	79.70	82.05	2.35	25.67	25.67
25GSE738	Wing	32.60	41.10	8.50	13.41	8.67

Notes:

  Capped at 50 g/t gold.

2025 Back River Regional Exploration Program

A total of 8,863 m in 53 drill holes were drilled at the George, Boot, Boulder, Del, and Needle Back River Gold District regional properties. George Project drilling comprised seven targets and a total of 2,955 m in 14 drill holes, and focused on previously undrilled areas with the goal of identifying new zones of shallow mineralization that could be amenable to open pit mining methods. Results at George include 10.42 g/t gold over 5.65 m from 10.75 m in drill hole 25GRL224 at the Dragon South zone, and drill hole 25GRL225, which returned 3.14 g/t gold over 3.96 m from 290.22 m in the Tupiq North zone. Both zones represent upside to the known resources at the George Project and reaffirm the prospectivity of the region.

At the Boot Project 2,849 m was drilled across 20 drill holes, with results returning 4.97 g/t gold over 4.40 m from 166.20 m in drill hole 25BTL049B at the Hammer zone, 3.40 g/t gold over 10.15 m from 148.30 m in drill hole 25BTL058 at the Rooster Lake zone and 4.82 g/t gold over 4.90 m from 28.40 m in drill hole 25BTL061 at the Scorpion Lake South zone. Additional drilling is to be carried out on the regional properties in 2026, including follow up to the reported results from the George and Boot projects.

Significant 2025 drill results from the Back River District regional exploration drilling include:

Hole ID	Property	Zone	From (m)	To (m)	Length (m)	Au (g/t)	Au (g/t) Capped[1]
25BTL049B	Boot	Hammer	166.20	170.60	4.40	4.97	4.97
25BTL050	Boot	Hammer	178.60	181.15	2.55	12.26	12.26
incl.	Boot	Hammer	179.40	180.05	0.65	47.7	47.7
25BTL058	Boot	Rooster Lake	148.30	158.45	10.15	3.40	3.40
incl.	Boot	Rooster Lake	152.65	153.70	1.05	11.48	11.48
25BTL061	Boot	Scorpion Lake South	28.40	33.30	4.90	4.82	4.82
25GRL224	George	Dragon South	10.75	16.40	5.65	10.42	10.42
25GRL225	George	Tupiq North	290.22	294.18	3.96	3.14	3.14

Notes:

  Capped at 50 g/t gold.

2025 Back River Regional Surface Exploration Program

During 2025, regional target definition was supplemented by an integrated surface exploration program comprising mapping, prospecting, geophysics, and the collection of 5,596 till samples, 69 trenches (381 samples), and 920 rock samples from 10 properties including Goose South, Boot, Boulder, George, Del, BB-13, Needle, Beech, Malley, and Wishbone. Geophysical surveys comprised a 7,695 line-km airborne gravity survey flown over a 2,790 square km area that included George, Boulder, Boot, Del, BB-13, and Goose. In addition, a new property, Ailiruk, was acquired near the end of 2025. The completed surface exploration has generated additional regional and near-mine targets for further evaluation and drill testing in 2026.

Quality Assurance/Quality Control on Sample Collection and Assaying

The primary laboratory utilized for the Back River Gold District drilling program in 2025 is ALS laboratory in North Vancouver, Canada. Core samples are prepared at the ALS preparation facility in Yellowknife with representative pulp samples sent to the ALS North Vancouver laboratory for gold analysis. Gold is analyzed by a fire assay/atomic absorption spectrometry (FA/AAS) finish using a 50-gram subsample of the coin pulp. FAs were finished with AAS, and samples with higher grades that exceeded the maximum detection limit of AAS received a supplemental gravimetric (“GRAV”) finish. All samples over 3,000 parts per billion are analyzed by FA/GRAV using a 50-gram subsample of the coin pulp. Bureau Veritas Minerals in Vancouver, Canada, is the umpire laboratory.

Quality assurance and quality control procedures include the systematic insertion of blanks and standards into the core sample strings. The results of the control samples are evaluated on a regular basis with batches re-analyzed and/or resubmitted as needed. All results stated in this announcement have passed B2Gold’s quality assurance and quality control protocols.

2026 Back River Gold District Exploration Program

A total of $46 million is budgeted for exploration at the Back River Gold District in 2026, of which $24 million is planned for the Goose Mine, and a significantly increased budget of $22 million is earmarked for Back River Gold District regional exploration.

At the Goose Mine, a total of 17,200 m of drilling will target extensions of the Llama deposit, the largest and highest-grade resource at the district, as well as prioritize follow up drilling of significant results returned at the Nuvuyak-Mammoth-Hook targets and the prospective Wing deposit.

Regional exploration including geophysics, mapping, prospecting, and till sampling will be undertaken on the George, Boot, Boulder, Del, and Needle projects. This regional work will also include an estimated 12,800 m of diamond drilling to further define resources at the George Project and to follow up drill ready targets defined during the 2025 summer regional exploration program.

About B2Gold

B2Gold is a responsible international gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries.

Qualified Persons

Andrew Brown, P.Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: the reclassification of Mineral Resources to Mineral Reserves at the Goose Mine; and planned 2026 exploration budgets for Canada. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates

The disclosure in this news release was prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules the SEC for domestic United States Issuers (the “SEC Rules”), (the “Exchange Act”). Accordingly, mineral reserve and mineral resource information and other technical information contained in this news release may not be comparable to similar information disclosed by United States companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance.   Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

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Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com